14047428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-29579 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright investors' Service Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farm Road
(No. and Street)

| Milford | Connecticut | 06461 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.M. Moody, III (203) 783-4400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Ave. | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

# OATH OR AFFIRMATION

I, A.M. Moody, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Wright Investors' Service Distributors, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

2. Compared any adjustments reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 25, 2014

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029579 FINRA DEC
WRIGHT INVESTORS SERVICE DISTRIBUTORS INC 10*10
440 WHEELERS FARMS RD
MILFORD CT 06461-9133

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( 150 )

D. Assessment balance due or (overpayment) < 150 >

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ < 150 >

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( 150 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20____.

PRESIDENT & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 508,991

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 508,991

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________

(Deductions in excess of $100,000 require documentation) ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 508,991

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)

EISNERAMPER
ACCOUNTANTS & ADVISORS



# WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2013
(with supplementary information)

**WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.**

**Contents**

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

## Report on the Financial Statements

We have audited the accompanying financial statements of Wright Investors' Service Distributors, Inc. (the Company), an indirect wholly-owned subsidiary of Wright Investors' Service Holdings, Inc. which comprise the statement of financial condition, as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

EISNERAMPER
ACCOUNTANTS & ADVISORS

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 25, 2014

## WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

**Statement of Financial Condition**
**December 31, 2013**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 89,705 |
| Accounts receivable | 93,104 |
| Prepaid expenses | 18,029 |
| Total assets | $ 200,838 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | |
| Liabilities: | |
| Accounts payable | |
| | $ 66,320 |
| Shareholder's equity: | |
| Common stock, $1 par; authorized, issued and outstanding, 1,000 shares | 1,000 |
| Capital in excess of par | 150,856 |
| Retained earnings | 623,984 |
| Less: Due from Parent | (641,322) |
| Total shareholder's equity | 134,518 |
| Total liabilities and shareholder's equity | $ 200,838 |

*See notes to financial statements*

**WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.**

**Statement of Operations**
**Year Ended December 31, 2013**

| | |
|---|---|
| **Revenue:** | |
| Mutual fund distribution fees from affiliated funds | $ 112,164 |
| Commissions from non-affiliated funds | 396,827 |
| Total revenue | 508,991 |
| **Expenses:** | |
| Promotional activities | 81,030 |
| Commissions to other brokers | 191,421 |
| Travel and entertainment | 13,988 |
| Professional fees | 21,482 |
| Outside services | 48,490 |
| Third party administrator fees | 92,821 |
| Other | 66,602 |
| Total expenses | 515,834 |
| Loss before income taxes | (6,843) |
| State income tax | 300 |
| **Net loss** | $ (7,143) |

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

**Statement of Changes in Shareholder's Equity**
**Year Ended December 31, 2013**

| | Common Stock | | Capital In Excess of Par | Retained Earnings | Due From Parent | Total Shareholder's Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance, January 1, 2013** | 1,000 | $ 1,000 | $ 150,856 | $ 631,127 | $ 0 | $ 782,983 |
| Reclassification of receivable balance at January 1, 2013 due from Parent | | | | | (574,358) | (574,358) |
| Allocation of expenses from Parent | | | | | 132,061 | 132,061 |
| Payments to Parent | | | | | (265,000) | (265,000) |
| Receipts from Parent | | | | | 50,420 | 50,420 |
| Other | | | | | 15,555 | 15,555 |
| Net loss | | | | (7,143) | | (7,143) |
| **Balance, December 31, 2013** | 1,000 | $ 1,000 | $ 150,856 | $ 623,984 | $ (641,322) | $ 134,518 |

*See notes to financial statements*

## WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

**Statement of Cash Flows**
**Year Ended December 31, 2013**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (7,143) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Allocation of expenses from Parent | 132,461 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (11,315) |
| Prepaid expenses | (73) |
| Accounts payable | 9,614 |
| Other | 15,555 |
| Net cash provided from operating activities | 139,099 |
| **Cash flows from financing activities:** | |
| Payments to Parent | (265,000) |
| Receipts from Parent | 50,420 |
| Net cash used in financing activities | (214,580) |
| **Net decrease in cash** | (75,481) |
| Cash - beginning of year | 165,186 |
| **Cash - end of year** | $ 89,705 |
| **Supplemental disclosure:** | |
| Non-cash financing activities: | |
| Reclassification of receivable balance due from Parent at beginning of year as a reduction of shareholder's equity | $ 574,358 |
| Income taxes paid | $ 300 |

*See notes to financial statements*

## NOTE A - DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company"), is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Wright Investors' Service Holdings, Inc., a publicly traded company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in Puerto Rico and every state except Alaska and Hawaii.

The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### [2] Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets. Expense limitation agreements are in effect with affiliated funds pursuant to which the Company has agreed to waive all or a portion of their fees and reimburse expenses to the extent that total annual operating expenses of the funds, as defined, exceed a percentage of their average daily net assets. Affiliated fund revenue is shown net of fund waivers.

Commission revenue is earned based on a percentage of the estimated average daily market value of clients' investment holdings in non-affiliated funds. Commission revenue is calculated and recorded on a monthly basis.

### [3] Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

### [4] Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2013, no allowance was considered necessary.

## NOTE C - RELATED PARTY TRANSACTIONS

An officer of the Company is also an officer of the affiliated mutual funds.

## NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company advances funds on an as-needed basis to TWC. These advances are noninterest-bearing and are payable on demand. Such balance has been reclassified as a reduction of shareholder's equity in the accompanying financial statements as the Company does not anticipate that the amount due from TWC will be re-paid and will ultimately be distributed as a dividend to TWC.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2013, TWC allocated approximately $132,000 of expenses to the Company, which was offset against the balance due from TWC.

## NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital and minimum net capital requirements of $23,384 and $5,000, respectively. The Company's net capital ratio was 2.8 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

## NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return of Wright Investors' Service Holdings, Inc.; and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC however, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2013, the Company had a deferred tax asset of $6,000 attributable to its federal and state net operating loss carryforwards computed on a separate company basis. A valuation allowance has been established to offset such amount, as management has concluded that it is more likely than not that the tax benefits will not be realized.

At December 31, 2013, the Company had federal and state net operating loss carryforwards on a separate company basis of $28,000 and $28,000, respectively, which expire from 2032 to 2033.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2013. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2010 are no longer subject to examination by taxing authorities.

# SUPPLEMENTARY INFORMATION

## WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

**Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1**
**December 31, 2013**

| | |
|---|---|
| **Total shareholder's equity** | $ 134,518 |
| **Deductions and/or charges:** | |
| Non-allowable assets: | |
| Accounts receivable | 93,104 |
| Prepaid expenses | 18,030 |
| Total deductions and/or charges | 111,134 |
| **Net capital** | 23,384 |
| Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1 | 5,000 |
| **Excess of net capital over minimum requirements** | $ 18,384 |
| **Total aggregate indebtedness** | $ 66,320 |
| Required minimum net capital (greater of 6.67% of total aggregate indebtedness ($4,423) or $5,000) | $ 5,000 |
| **Ratio of total aggregate indebtedness to net capital** | 2.8 to 1 |

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2013 computation of net capital reported to FINRA.

EISNERAMPER
ACCOUNTANTS & ADVISORS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

In planning and performing our audit of the financial statements of Wright Investors' Service Distributors, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with generally accepted auditing standards, as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 25, 2014

EisnerAmper LLP
Accountants & Advisors

www.eisneramper.com